SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN PEI
RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman PEI
Retirement Savings Plan
Financial Statements as of December 31, 2007 and 2006,
and for the Year Ended December 31, 2007, and
Supplemental Schedule as of December 31, 2007 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	5
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	6
Notes to Financial Statements as of December 31, 2007 and 2006, and for the year ended December 31, 2007	7
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2007	15
SIGNATURES	16
EXHIBIT:
Consent of Independent Registered Public Accounting Firm (Exhibit 23)	17

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
PEI Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman PEI Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 25, 2008

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investment in PEI Master Trust—at fair value	$689,741	$1,728,565
Loans receivable from participants	—	84,338

Total investments	689,741	1,812,903

Receivables:
Participant contributions	—	21,698
Employer contributions	—	8,906

Total receivables	—	30,604

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	689,741	1,843,507
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,574)	9,747

NET ASSETS AVAILABLE FOR BENEFITS	$688,167	$1,853,254

See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

INVESTMENT INCOME:
Plan interest in PEI Master Trust	$72,764

CONTRIBUTIONS:
Participant	33,750
Employer	13,484

Total contributions	47,234

Total additions	119,998
BENEFITS PAID TO PARTICIPANTS	(1,285,085)

DECREASE IN NET ASSETS	(1,165,087)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,853,254

End of year	$688,167

See notes to financial statements.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman PEI Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified profit-sharing plan sponsored by the Productos Electronicos Industriales division of Northrop Grumman Electronicos, Inc. (the “Company”). The Plan includes a 401(k) feature and employer matching contributions. Both savings and employee stock ownership features are reported within the Plan’s financial statements.

The Plan was established by the Company on March 1, 1996, as a successor to the Westinghouse de Puerto Rico Retirement Savings Plan (the “Predecessor Plan”), maintained by Westinghouse de Puerto Rico, Inc. for the benefit of Puerto Rican employees of certain Westinghouse Electric Corporation affiliated companies who became employees of the Company, and any other subsequent eligible employees of the Company. The Benefit Plan Administrative Committee of Northrop Grumman Corporation (“NGC”) controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

All of the Plan’s investments are participant-directed. Plan assets are invested 100 percent in the Northrop Grumman Corporation PEI Pension and 401(k) Plans Master Trust (the “PEI Master Trust”), which is administered by Banco Popular de Puerto Rico (the “PEI Trustee”). The PEI Master Trust, in turn, has invested 100 percent of the Plan’s assets in the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) which is administered by State Street Bank and Trust Company (“State Street”). As an agent to the PEI Trustee, State Street is responsible for tracking the individual assets and reporting month-end plan accounting to the PEI Trustee.

Plan Freeze — Effective February 28, 2007, the Plan was frozen to new eligible employees. Further, the Company’s facility closed and operations ceased by the end of May 2007. The Company has elected not to terminate the Plan; however, as a result of the closure, there was a noted increase in the amount of benefits paid to former employees during the plan year. At February 28, 2007 existing participant accounts became 100 percent vested. Loans and distributions upon termination of employment continue to be available to everyone with an account in the Plan.

Contributions — Plan participants were able to contribute between 1 percent and 8 percent of total compensation in increments of 1 percent, on a pre-tax basis through payroll withholdings. Basic contributions could be made in amounts of 1 percent to 4 percent of total compensation. Eligible employees who had authorized the maximum basic contribution could make supplementary contributions in amounts between 1 percent and 4 percent of total compensation. Contributions were subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”).

The Company contributed a match of 50 percent of the amount of a participant’s basic contribution. The maximum matching contribution could not exceed 2 percent of the total compensation of the participant.

An eligible employee was able to rollover any amount from another qualified plan or from an Individual Retirement Account into the Plan, provided that such rollover amount was paid to the PEI Trustee within 60 days of the date the employee received the qualifying rollover distribution.

Vesting — Plan participants are fully vested immediately in, and have a non-forfeitable right to, the balance of their basic and supplementary contributions at all times. Plan participants become 100 percent vested in Company contributions after three years of service and had no vesting prior to that time. Company contributions also become 100 percent vested upon the attainment of age 65 or the death of a participant. Pursuant to the Plan Freeze described above, participant accounts were 100 percent vested.

Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited an allocation of Plan earnings charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options — Upon enrollment in the Plan, each participant directs contributions and Company matching contributions, to be invested in any of the following investment funds within the PEI Master Trust of DC Master Trust:
Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.
U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified by investing in a wide range of fixed income securities that mature, on average, in 8 to 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.
Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”, see Note 5). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.
Participant Loans — Effective December 6, 2006, participating employees may borrow from their fund accounts. Loans will be prorated across all investment funds and are secured by the balance in the participant’s account. The interest rate is fixed on the last business day of each month at the prime rate as determined by the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period is five years.

Payment of Benefits and Withdrawals — All withdrawals from the Plan during employment shall be paid in cash, net of any loan balances outstanding. All distributions from the Plan upon retirement, termination or death shall be paid in cash and/or shares of Northrop Grumman Corporation common stock held in the account. A participating employee may elect to withdraw all or a portion of the vested portion of the participant account only in the case of hardship, as defined by the Plan, and may make withdrawals twice per year but not more than once per month. If a participating employee retires or is terminated, the vested portion of the participant account shall be distributed to the participant as soon as practicable following the next valuation date after retirement or termination occurs. In the case of death of a participating employee, the entire account shall be distributed in a lump sum to the participant’s beneficiary(ies).

There was a significant increase in benefits paid to participants for withdrawals from the Plan due to the Plan Freeze described above.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and those changes could materially affect the amounts reported in the financial statements.
New Accounting Guidance — Effective January 1, 2008, the Plan will adopt the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, for its financial assets and liabilities. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an orderly transaction between market participants at the measurement date. The Plan’s management is currently evaluating the impact the adoption of SFAS No. 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition — The Plan’s investments in the PEI Master Trust (which in turn invests in the DC Master Trust) are stated at fair value as determined by State Street. The PEI Trustee relies on the prices provided by State Street in performing any valuations or calculations required of the PEI Trustee. The Plan’s investments, including the underlying investments in the PEI Master Trust, are valued as follows:
Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to State Street by the party with authority to trade in such securities (investment managers or the Plan’s Investment Committee, as applicable).
Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The fair value of the SICs equals the total fair value of the underlying assets plus the total wrapper contract rebid value, which is calculated by discounting the excess annual rebid fee over the duration of the contract assets. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the Statements of Net Assets Available for Benefits.
All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.
The PEI Trustee and State Street rely on the prices provided by pricing sources or the investment managers, Plan’s Investment Committee or participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.
The PEI Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans monthly based upon the market value of each plan’s investment. The DC Master Trust allocates investment income, realized gains and losses and unrealized appreciation or depreciation on the underlying securities to the participating plans daily based on the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.
Expenses — Administrative expenses of the Plan are paid by the Company.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2007 and 2006.

3.	INVESTMENTS

PEI Master Trust — The investments of the Plan as of December 31, 2007 and 2006 are stated at fair values reported by the PEI Trustee. Proportionate interests of each participating plan are determined based on the standard trust method of plan accounting for master trust arrangements. Plan assets represent 19 percent and 44 percent of total PEI Master Trust net assets reported by the PEI Trustee as of December 31, 2007 and 2006, respectively. The Plan’s interest in the PEI Master Trust did not include any interest in the PEI Mater Trust’s investment in the Northrop Grumman Employee Benefit Plan Master Trust as of December 31, 2007 and 2006, and for the year ended December 31, 2007.

The net assets of the PEI Master Trust as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets:
Investment in Northrop Grumman Employee Benefit Plan Master Trust	$2,930,941	$2,222,392
Investment in Northrop Grumman Defined Contribution Plans Master Trust	642,946	1,649,339
Northrop Grumman Corporation common stock	46,795	79,226

Net assets of the PEI Master Trust — at fair value	3,620,682	3,950,957

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,574)	9,747

Net assets of the PEI Master Trust	$3,619,108	$3,960,704

Investment income for the PEI Master Trust for the year ended December 31, 2007 is as follows:

Investment income:
Plan interest in Northrop Grumman Employee Benefit Plan Master Trust	$284,454
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	43,144
Northrop Grumman Corporation Common Stock	29,620

Total investment income	$357,218

Other than the Plan’s interest in the PEI Master Trust there are no assets held for investment that represent 5 percent or more of the Plan’s net assets available for Plan benefits as of December 31, 2007 and 2006.
DC Master Trust — The Plan’s investments consists of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair value determined and reported by State Street, in accordance with the DC Master Trust Agreement established by the Company.

The net assets of the DC Master Trust as of December 31, 2007 and 2006 are as follows:

	2007	2006
Assets:
Common/collective trust funds and preferred stock	$5,006,022,852	$4,556,690,453
Common and preferred stock	4,796,556,561	4,757,585,128
Synthetic guaranteed investment contracts	2,383,381,968	2,282,222,763
U.S. and foreign government securities	487,419,253	299,474,038
Corporate debt instruments	204,932,467	257,544,712
Asset backed securities and other investments	111,730,100	—
Cash equivalents and temporary investments	198,612,949	188,972,545
Assets on loan to third party borrowers	1,612,026,368	928,727,321
Collateral held under securities lending agreements	1,651,697,124	949,665,893
Receivable for investments sold	146,848,320	24,672,594
Dividends, interest and taxes receivable	14,220,848	11,849,337

Total assets	16,613,448,810	14,257,404,784
Liabilities:
Collateral held under securities lending agreements	1,651,697,124	949,665,893
Due to broker for securities purchased	227,577,621	115,467,407
Accrued expenses	11,454,197	19,107,809

Total liabilities	1,890,728,942	1,084,241,109

Net assets of the DC Master Trust — at fair value	14,722,719,868	13,173,163,675
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(20,540,943)	32,599,231

Net assets of the DC Master Trust	$14,702,178,925	$13,205,762,906

Investment income for the DC Master Trust for the Plan year ended December 31, 2007 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$443,396,842
Common and preferred stock	369,819,004
Corporate debt instruments	(1,634,859)
Cash equivalents and temporary investments	627,397
Asset backed securities and other investments	4,612,561
U.S. and foreign government securities	10,048,726

Net appreciation	826,869,671

Dividends	215,254,353
Interest	208,925,816
Other income	3,426,753
Investment manager fees	(22,578,679)
Other expenses	(13,864,639)

Total investment income	$1,218,033,275

DC Master Trust Assets on loan to third party borrowers under security lending agreements at December 31, 2007 and 2006 are as follows:

	2007	2006
Synthetic guaranteed investment contracts	$809,549,668	$709,574,297
Common and preferred stock	699,159,006	150,323,643
U.S. and foreign government securities	14,747,789	58,905,107
Corporate debt instruments	84,907,759	9,924,274
International common and preferred stock	3,662,146	—

Total DC Master Trust Assets on loan to third party borrowers	$1,612,026,368	$928,727,321

Such assets could be subject to sale restrictions in the event security-lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $1,651,697,124 and $949,665,893 of collateral for securities on loan as of December 31, 2007 and 2006, respectively, consisting primarily of cash equivalents. In 2007, the presentation of assets on loan to third party borrowers and collateral held under securities lending agreements in the table of net assets of the DC Master Trust were revised to separately identify such amounts and the comparable 2006 amounts were revised to conform to the 2007 presentation.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps, options on futures and options as substitutes for certain types of securities. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.

The fair value of these instruments is recorded as investments of the DC Master Trust. To the extent that a gain has been recognized, these instruments are recorded as assets and to the extent that a loss has been recognized, these instruments are recorded as liabilities. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust. As of December 31, 2007 and 2006, these derivative financial instruments were held for trading purposes. The notional amounts and fair values are presented below:

	December 31, 2007		December 31, 2006
		Fair Value		Fair Value
	Notional	Asset	Notional	Asset
	Amount	(Liability)	Amount	(Liability)
Futures Contracts (net position):
U.S. Treasury	$(61,120,631)	$759,398	$317,994,229	$312,568
Eurodollar	774,254,258	6,888,495	708,589,029	814,321
Index	2,565,339	(122,460)	1,649,367	28,532
Interest rate swaps	388,980,000	4,327,338	78,200,000	(39,543)
Options on futures and swap rates (net position)	110,030,350	262,697	133,585,067	(335,544)
Futures Contracts - The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Statements of Net Assets Available for Benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

Interest Rate Swaps - The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties.

Options on Futures and Swap Rates - The DC Master Trust enters into option contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The Plan’s investment in the PEI Master Trust through its investment in the DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, established for the investment of assets of certain savings plans sponsored by NGC and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2007 and 2006, the Plan’s interests in the net assets of the Stable Value Fund were approximately .01 percent and ..03 percent, respectively, of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2007 and 2006 are as follows:

	2007	2006
Synthetic guaranteed investment contracts (at contract value)	$3,172,390,693	$3,024,396,291
Cash and cash equivalents	69,114,543	45,024,892

Total	$3,241,505,236	$3,069,421,183

Investment income of the Stable Value Fund totaled $153,180,141 for the year ended December 31, 2007.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2007 and 2006, no borrowings under this arrangement were outstanding.

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The fair value of the underlying assets related to the SICs was $3,192,931,636 and $2,991,797,060 as of December 31, 2007 and 2006, respectively, and the fair value of the wrapper contracts was nil at December 31, 2007 and 2006. The weighted average yield (excluding administrative expenses) for all investment contracts was 4.88 percent and 5.18 percent at December 31, 2007 and 2006, respectively. Average duration for all investment contracts was 3.20 years and 3.25 years at December 31, 2007 and 2006, respectively. The crediting interest rate for all investment contracts was 5.00 percent and 5.13 percent at December 31, 2007 and 2006, respectively. Crediting interest rates are reset on a monthly basis and guaranteed by the wrapper contracts not to be less than zero. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value is not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the PEI Master Trust and DC Master Trust include the purchase and sale of investments managed by affiliates of State Street and transactions involving common stock of NGC. The Plan held 595 shares and 1,075 shares of common stock of NGC with a fair value of $46,795 and $79,226 at December 31, 2007 and 2006, respectively. During 2007, the Plan received dividends of $1,072 from its investment in NGC common stock. A significant decline in the market value of NGC’s common stock would significantly affect the net assets available for benefits.

The Plan had transactions with the PEI Trustee’s and State Street’s short-term investment funds, liquidity pooled funds in which participation commences and terminates on a daily basis.

The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

8.	FEDERAL INCOME TAX STATUS

The Plan is intended to be qualified under the Code and the Puerto Rico Income Tax Code of 1994. The Plan obtained its latest determination letter dated December 11, 2000, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s tax-qualified status. However, management believes that the Plan and the related trust are designed and currently being operated in compliance with the applicable provisions of the Code and Puerto Rico Income Tax Code of 1994. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
* * * * *

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date, Rate of
	Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
	Lessor or Similar Party	Maturity Value	Cost	Value
*	Northrop Grumman Defined	Participation in Northrop Grumman
	Contribution Plans Master Trust	Defined Contribution Plans Master Trust	**	$642,946	***
*	Northrop Grumman Corporation	595 Shares of Northrop Grumman
		Corporation common stock	**	46,795

	Total			$689,741

*	Party-in-interest

**	Cost information is not required for participant-directed investments, and therefore is not included.

***	Excludes adjustment from fair value to contract value for fully benefit-responsive investment contracts.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN PEI RETIREMENT SAVINGS PLAN
	By:	/s/ Ian Ziskin
Dated: June 26, 2008		Ian Ziskin
Chairman, Benefit Plan Administrative Committee